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                                December 14, 2006


VIA EMAIL & FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Ms. Barbara C. Jacobs
             Ms. Rebekah Toton

RE:          ISILON SYSTEMS, INC.
             AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT ON FORM S-1 FILED NOVEMBER 24, 2006
             FILE NO. 333-137078

Dear Mesdames:

      On behalf of Isilon Systems, Inc. (the "Company"), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated December 11, 2006, relating to the Company's Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-137078) filed with the Commission on November 24, 2006. The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 4. In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company's response to that comment.

FORM S-1/A

PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 85

OVER-ALLOTMENT OPTION, PAGE 86

      1. AS DISCUSSED IN OUR PHONE CONVERSATION WITH CRAIG SHERMAN ON DECEMBER 8, 2006, PLEASE REVISE YOUR DISCLOSURE TO IDENTIFY THE INDIVIDUALS WHO EXERCISE THE VOTING AND DISPOSITIVE POWERS WITH RESPECT TO THE SHARES TO BE OFFERED FOR RESALE BY ALL OF THE SELLING STOCKHOLDERS WHO ARE NON-REPORTING ENTITIES. PLEASE CONFIRM THAT NONE OF THE SELLING STOCKHOLDERS ARE AFFILIATES OF REGISTERED BROKER-DEALERS. IF ANY OF THE SELLING

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            STOCKHOLDERS ARE AFFILIATES OF REGISTERED BROKER-DEALERS, EXPAND THE
            PROSPECTUS DISCLOSURE TO INDICATE WHETHER THEY ACQUIRED THE SECURITIES TO BE RESOLD IN THE ORDINARY COURSE OF BUSINESS. ALSO INDICATE WHETHER AT THE TIME OF THE ACQUISITION THEY HAD ANY AGREEMENTS, UNDERSTANDINGS OR ARRANGEMENTS WITH ANY OTHER PERSONS, EITHER DIRECTLY OR INDIRECTLY, TO DISPOSE OF THE SECURITIES.
            FINALLY, EXPAND YOUR DISCLOSURE TO STATE THE MATERIAL TERMS OF THE ISSUANCE TRANSACTIONS WHEREBY THE SELLING STOCKHOLDERS RECEIVED THE SHARES OF COMMON STOCK, OR WARRANTS EXERCISABLE FOR COMMON STOCK, BEING OFFERED FOR THEIR ACCOUNTS.

            Responsive changes have been made to the Over-Allotment Option table.

            Because the aggregate holdings of the selling stockholders as a group (excluding Eastman Kodak Company) constitute less than 1% of the class of securities being offered, the disclosure in the Over-Allotment Option table on page 87 of the Registration Statement has been revised to identify Eastman Kodak Company and to identify the other selling stockholders as a group. In a telephone conference on December 11, 2006 with Craig Sherman and a subsequent email communication to Mr. Sherman on December 12, 2006, the Staff confirmed it had no objections to the disclosure as revised in Amendment No. 4.

PART II

EXHIBIT 5.1

      2. PLEASE CONFIRM THAT YOU CONCUR WITH OUR UNDERSTANDING THAT THE REFERENCE AND LIMITATION TO "DELAWARE GENERAL CORPORATION LAW" INCLUDES THE STATUTORY PROVISIONS AND ALSO ALL APPLICABLE PROVISIONS OF THE DELAWARE CONSTITUTION AND REPORTED JUDICIAL DECISIONS INTERPRETING THESE LAWS.

     The Company supplementally confirms to the Staff that the reference to Delaware General Corporation Law contained in the legal opinion set forth as
Exhibit 5.1 to the Registration Statement encompasses the statutes of Delaware, its constitution and reported judicial decisions interpreting those laws.

     In addition to the changes noted above, the Company updated the disclosure in the Registration Statement to reflect an increase in the initial public offering price per share to between $11.00 and $12.00 from between $8.50 and $9.50, and to reflect stock option grants and exercises subsequent to November 24, 2006. In addition, the company has filed an updated version of Exhibit 10.15 and has updated the disclosure on pages 15, 63 and 64 of the Registration Statement to indicate the recent issuance of a patent to the Company. The Company also revised the cover of the prospectus and pages 91 and 99 of the Registration Statement to indicate that it has received approval for listing on The NASDAQ Global Market. The Company has also updated the Registration Statement to indicate that the 1-for-2.4 reverse stock split has occurred and that the stockholders of the Company have approved the 2006 Equity Incentive Plan and the 2006 Employee Stock Purchase Plan.


                                      * * *

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      Please direct your questions or comments regarding this letter or
Amendment No. 4 to the Registration Statement to the undersigned or Mark J. Handfelt of this office at (206) 883-2500. Thank you for your assistance.

                                   Sincerely,

                                   WILSON SONSINI GOODRICH & ROSATI
                                   Professional Corporation


                                   /s/ Craig Sherman
                                   ---------------------------------------
                                   Craig Sherman

Enclosures

cc:         Douglas Choi, Esq.
            ISILON SYSTEMS, INC.

            Mark J. Handfelt, Esq.
            WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

            Laird H. Simons, III, Esq.
            Jeffrey R. Vetter, Esq.
            FENWICK & WEST LLP